82-2783

Formation Capital Corporation
Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation

02042071

02 JUN 24 AM 11:21

News Release

Vancouver, BC, June 14, 2002, Formation Capital Corporation (FCO-TSX) announced today that it has been advised that Brasco Limited, of the Cayman Islands, B.W.I., has acquired and now owns an aggregate 3,656,250 common shares, and warrants to purchase up to an additional 2,100,000 common shares of the Formation Capital Corporation (the "Company") and, accordingly, is deemed to beneficially own an aggregate 5,756,250 common shares of the Company representing approximately 13.45% of the issued and outstanding voting securities of the Company, on a partially diluted basis. All of the shares and warrants were acquired by Brasco Limited through private placement transactions. Brasco Limited has also advised that it is not acting jointly or in concert with any other person or persons and that its current intention is that the shares and warrants of the Company were acquired for investment purposes, but Brasco Limited may, from time to time, reconsider its holdings in the Company and, as circumstances dictate, may increase or decrease its position in the Company. The Company has been advised that the shareholders of Brasco Limited are Benjamin B. Torchinsky and his wife Sarah Torchinsky, as to 50% each. The Company is further advised that a report relating to these matters is being filed with the British Columbia, Alberta and Ontario Securities Commissions by Brasco Limited. A copy of the report may be obtained from the Company by calling 604-682-6229.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

dlw 6/24

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com